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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-42121

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sisung Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3850 North Causeway Blvd, Suite 1930
(No. and Street)

Metairie	LA	70002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lawrence J. Sisung Jr.	(504) 544-7701	larry@sisung.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LaPorte, A Professional Accounting Corporation
(Name – if individual, state last, first, and middle name)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

10/16/2003	601
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Lawrence J. Siung Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Siung Securities Corporation, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

Notary Public

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SISUNG SECURITIES CORPORATION

Audit of Financial Statements

December 31, 2024

Contents

LaPorte
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Sisung Securities Corporation

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Sisung Securities Corporation as of December 31, 2024 and the related notes to the financial statement (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Sisung Securities Corporation as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of Sisung Securities Corporation's management. Our responsibility is to express an opinion on Sisung Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sisung Securities Corporation in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2003.

Covington, LA
February 21, 2025

SISUNG SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2024

Assets	
Cash and Cash Equivalents	$ 1,528,115
Deposit with Clearing Organization	100,000
Accounts Receivable	109,001
Due From Related Party	184,315
Financial Instruments, at Fair Value	347,248
Other Assets	500
Total Assets	$ 2,269,179
Liabilities and Stockholder's Equity	
Liabilities	
Accounts Payable and Accrued Expenses	$ 108,235
Due to Related Party	600,000
Deferred Tax Liability, Net	62,230
Total Liabilities	770,465
Stockholder's Equity	
Common Stock, No Par Value, Authorized 1,500 Shares; Issued and Outstanding 1,000 Shares	1,000
Additional Paid-In Capital	424,000
Retained Earnings	1,073,714
Total Stockholder's Equity	1,498,714
Total Liabilities and Stockholder's Equity	$ 2,269,179

The accompanying notes are an integral part of this financial statement.

Note 1. Organization and Nature of Business

Organization

Sisung Securities Corporation (the Company) was incorporated primarily to enter into all phases of business as it relates to securities, including, but not limited to, activities in trading and sales, mergers and acquisitions, and public and corporate finance. Approximately 81% of revenues are earned through providing services to institutional customers. The Company operates as a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully disclosed basis.

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less that are not held for sale in the ordinary course of business to be cash equivalents.

Deposit with Clearing Organization

Deposit with clearing organization represents funds on deposit with the Company's clearing broker-dealer invested in cash, money market funds and bank deposits.

Accounts Receivable

Accounts receivable from customers are reported at their outstanding principal balance, net of an allowance for credit losses. An allowance is established when collectability is not assured. Management's periodic evaluation of the adequacy of the allowance for credit losses is based on the Company's past experience that may affect the customer's ability to repay, current conditions, and reasonable and supportable forecasts. There were no recorded allowances for credit losses as of December 31, 2024.

Financial Instruments, at Fair Value

Proprietary trading securities are recorded at fair value on the trade date, as if they had settled. Realized gains and losses arising from sales of securities transactions are recorded on a trade date basis. Net appreciation (depreciation) on trading securities is recorded as unrealized gains and losses on investments held during the year.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a

Note 2. Summary of Significant Accounting Policies (Continued)

Current Expected Credit Losses (CECL) (Continued)

valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

Furniture and Equipment, Net

Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Maintenance and repairs are charged to expense as incurred, while expenditures that substantially increase the useful lives of the assets are capitalized.

Major components are as follows at December 31, 2024:

Computer Equipment	$ 569,708
Office Furniture	112,927
Office Equipment	51,475
Accumulated Depreciation	(734,110)
Furniture, Fixtures, and Equipment, Net	$ -

Income Taxes

The Company is a C-corporation for federal and state income tax purposes. The Company's parent, Sisung Holdings, LLC's consolidated tax return includes the activity of the Company, pursuant to a tax-sharing agreement. Tax expense or benefit is determined on a separate return basis. The Company accounts for income taxes in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Concentrations of Credit

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Note 2. Summary of Significant Accounting Policies (Continued)

Concentrations of Credit (Continued)

A substantial portion of the Company's revenue was derived from two customers in 2024. The revenue derived from these customers totaled 37% of total revenue from customers for the year ended December 31, 2024. There were no receivables from these customers outstanding as of December 31, 2024.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) 2023-07, *Segment Reporting – Improvements to Reportable Segment Disclosures, on November 27, 2023,* which is effective for fiscal years beginning after December 15, 2023, and applies to public entities, which includes Broker-Dealers. The goal of segment reporting is to provide information about a company's business activities and economic environment. This update specifically addresses segment reporting and aims to improve disclosures related to a public entity's reportable segments, which are those business units or components for which financial information is regularly evaluated by management and is required to be disclosed. Requirements covered in segment reporting include disclosures of expenses, general information, and major customer information. These disclosures are required to be applied retroactively to prior comparative financial statements in the period of adoption, however, Broker-Dealers that file their financials with only one period or year, need only apply the standard for the periods presented. The amendments in the ASU do not change how a public entity identifies or aggregates its operating segments, or how it applies the quantitative thresholds to determine its reportable segments. The Company adopted this standard for the year ended December 31, 2024, which resulted in additional disclosures in the notes to the financial statements (See Note 3).

Note 3. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting

Note 3. Segment Reporting (Continued)

policies. The Company derived 37 percent of its total operating revenues from two external customers in 2024.

Note 4. Agreement with Clearing Organization

The Company utilizes Pershing LLC as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $100,000. At December 31, 2024, $100,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the Securities and Exchange Commission (SEC) net capital rules applicable to a correspondent introducing broker or $250,000. At December 31, 2024, the Company had net capital of $1,710,900, which was $1,460,900 in excess of its required net capital of $250,000.

Amounts outstanding with clearing organizations at December 31, 2024, were as follows:

	Receivable	Payable
Deposit with clearing organization	$ 100,000	$ -
Payable to clearing broker	-	31,965
Total	$ 100,000	$ 31,965

Note 5. Financial Instruments, at Fair Value

The Company discloses information about the fair value of its securities in accordance with the provisions of the *Fair Value Measurement* Topic of FASB ASC 820 which, among other matters, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

Note 5. Financial Instruments, at Fair Value (continued)

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

The valuation of the Company's investments by the above fair value hierarchy at December 31, 2024, is as follows:

	Level 1	Level 2	Level 3
Assets			
Common Stocks - Financial Industry Investments	$ 347,248	$ -	$ -
Total	$ 347,248	$ -	$ -

Note 6. Related Party Transactions

The Company has an agreement with Sisung Services, LLC ("SS"), a related party under common control. Terms of the agreement are for SS to provide various services, including payroll and benefit management services, to the Company. The Company paid $723,842 to SS for payroll and benefit management services and $413,783 for direct expense reimbursement provided during the year ended December 31, 2024. The Company had a receivable outstanding from SS of $184,315 as of December 31, 2024, as a result of amounts overpayments of the expenses allocated for 2024 which were received in January 2025.

At December 31, 2024, the Company had $600,000 in unsecured subordinated borrowings due to a related party. Interest is paid at 6% and the note had an original maturity date of October 15, 2023. The note was amended in September 2023 for the following terms: 1) to extend the maturity date to December 31, 2030 and 2) for the execution of an assignment and assumption agreement related to the member's subordinated loan agreement which was executed with another related party under the same terms and conditions of the original agreement, as amended. The related party borrowings are available in computing net capital under the Security and Exchange Commission's (SEC) Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Interest expense to related parties under related party borrowings totaled $36,000 for the year ended December 31, 2024.

Note 7. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with U.S. GAAP are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition.The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed two business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. All unsettled transactions at December 31, 2024, were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

Note 8. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the Uniform Net Capital Rule, a broker or dealer who does not carry customers' accounts is to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, or $250,000. Net capital may fluctuate on a daily basis. At December 31, 2024, the Company had net capital $1,710,900, which was $1,460,900 in excess of its required minimum net capital of $250,000. The ratio of aggregate indebtedness to net capital was .06 to 1 at December 31, 2024.

Note 9. Income Taxes

For a discussion of The Company's income tax accounting policies and other income tax-related information see Note 2.

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset/(liability) items are detailed in the following table as of December 31, 2024:

Deferred tax asset:		
State NOL Carryforward	$	7,933
Federal NOL carryforward		7,140
Deferred tax liability:		
Unrealized Gains on Securities, Net		(77,303)
Deferred tax liability, net	$	(62,230)

Note 10. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 21, 2025, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.